 **LION INDUSTRIES CORPORATION BERHAD** (415-D)

A Member of The Lion Group



09046730

SUPPL

27 July 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
       Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 24 July 2009, re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan -   The Bank of New York
                              ADR Department
                              101 Barclay Street, 22W
                              New York
                              NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166   Fax: (603) 21623448



General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 24/07/2009 06:21:42 PM

Reference No LI-090724-8E9EB

Submitting Investment
Bank/Advisor
(if applicable)

Submitting Secretarial Firm
(if applicable)

Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	WONG PHOOI LIN
Designation *	SECRETARY

Type * ● Announcement ○ Reply to query

Subject :* Dealings in Securities by Principal Officers Outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Table 1

Name of Principal Officers	Date of Dealings	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Kok Wai Hung	23.07.2009	1.40	5,000	Negligible
Tan Chitt Loo	23.07.2009	1.47	15,000	Negligible
	24.07.2009	1.50	11,500	Negligible
Hia Ngee Yeow	24.07.2009	1.50	5,000	Negligible

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

2 4 JUL 2009

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